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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )(1)


                                  Railtex Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   750766107
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                  Charles A. Nalbone, Bear, Stearns & Co. Inc.
                  115 South Jefferson Road, Whippany, NJ 07981
                                 (973) 973-2202
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 14, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.    750766107                 13D                   Page    of    Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        The Bear Stearns Companies Inc.**
                                IRS # 13-3286161
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                 WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          467,831
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    467,831

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    467,831

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     5.07%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       HC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Bear, Stearns & Co. Inc.**
                                IRS # 13-3299429
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          467,831
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    467,831

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    467,831

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     5.07%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       BD

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.   750766107                  13D                   Page    of    Pages


________________________________________________________________________________
Item 1.  Security and Issuer.
Common Stock
                                  Railtex Inc.
                            4040 Broadway, Suite 200
                            San Antonio, Texas 78209
________________________________________________________________________________
Item 2.  Identity and Background.

     (a)Name:  Bear, Stearns & Co. Inc. ("Bear Stearns")

     (b)Place of Organization:     Delaware

     (c)(i)Principal Business:   Securities Broker/Dealer
        (ii)         Address:    245 Park Avenue
                                 New York, NY 10167
     (d)None

     (e)See Appendix II

     (f)See Appendix I

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Working capital of Bear Stearns & Co. and funds of customers discretionary accounts. The aggregate purchase price of the 467,831 shares of Common Stock was approximately $8,187,043.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

     Bear Stearns has acquired the Common Stock of Railtex Inc. in the ordinary course of its business as a broker/dealer in connection with its trading and investment activities. Bear Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such trading and investment activities. Although the foregoing represents the range of activities presently contemplated by Bear Stearns with respect to the Issuer, it should be noted that the possible activities of Bear Stearns are subject to change at any time.
Except as set forth above, Bear Stearns has no present plans or intentions which relate to or would result in any of the actions described in subparagraph (a) through (j) of item 4 of Schedule 13D.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer as of 1/14/2000.

     (a)Number:                                                  467,831
        Percentage:                                              5.07%

     (b)1.Sole power to vote or to direct the vote:              0
        2.Shared power to vote or to direct the vote:            467,831
        3.Sole power to dispose or to direct the disposition:    0
        4.Shared power to dispose or to direct the disposition:  467,831

     (c)Information concerning transactions in the common stock effected by Bear Stearns is set forth on Appendix III hereto.

     (d)Inapplicable.

     (e)Inapplicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                                      None


________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

                                      None

________________________________________________________________________________

**Bear Stearns & Co. is a subsidiary of The Bear Stearns Companies Inc.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     January 21, 2000
                                        ----------------------------------------
                                                         (Date)


                                                       /S/
                                        ----------------------------------------
                                                       (Signature)


                                        Barry J. Cohen/Senior Managing Director
                                        ----------------------------------------
                                                       (Name/Title)

                                   APPENDIX I
          DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.

Name                      Principal Occupation or Employment

Alan C. Greenberg         Chairman of the Board and Director

James E. Cayne            President, Chief Executive Officer and Director

Bruce E. Geismar          Chief Operations Officer and Director

Kenneth L. Edlow          Secretary

Michael Minikes           Treasurer and Director

Mark E. Lehman            Executive Vice President/General Counsel
                          Chief Legal Officer and Director

Alan D. Schwartz          Executive Vice President and Director

Warren J. Spector         Executive Vice President and Director

Samuel L. Molinaro Jr.    Chief Financial Officer/Senior Vice President-Finance
                          and Director

E. John Rosenwald Jr.     Vice-Chairman of the Board and Director

Michael L. Tarnopol       Vice-Chairman of the Board and Director

Denis A. Bovin            Director

Peter D. Cherasia         Director

Ralph R. Cioffi           Director

Barry J. Cohen            Director

Wendy L. de Monchaux      Director

Daniel L. Keating         Director

John L. Knight            Director

David A. Liebowitz        Director

Bruce M. Lisman           Director

Roland N. Livney          Director

Jeffrey Mayer             Director

Gary M. McLoughlin        Director

Donald R. Mullen Jr.      Director

Fares D. Noujaim          Director

Craig M. Overlander       Director

Stephen E. Raphael        Director

Richard B. Sachs          Director

Robert M. Steinberg       Director

Donald W. Tang            Director

Michael J. Urfirer        Director

Eli Wachtel               Director

Uzi Zucker                Director


John L. Knight's business address is One Canada Square London E16 5AD England. Michael J. Abatemarco is a citizen of the United States and his business address is One Metrotech Center North, Brooklyn, New York 11201. All other Directors and Executive Officers are citizens of the United States and their business address is 245 Park Avenue, New York, New York 10167. Bear Stearns & Co. Inc. is a wholly-owned subsidiary of the Bear Stearns Companies Inc. and of the persons named, all but John L. Knight hold similar office in the parent company.

                                  APPENDIX II

                            Bear Stearns & Co. Inc.
                               Railtex Inc.

                      Trading from 10/15/99 through 01/14/2000
                              (Various Firm's Accounts)
                    ***** 01/14 *****
 35,500  RAILTEX INC                    18.1092       642,876.60
  1,200- RAILTEX INC                    18 1/4         21,899.27-
  1,500- RAILTEX INC                    18 1/4         27,374.08-
  1,500- RAILTEX INC                    18 7/32        27,327.21-
  8,300- RAILTEX INC                    18 5/16       151,988.68-
  2,500- RAILTEX INC                    18 5/16        45,779.72-
                   ***** 01/13 *****
    100  RAILTEX INC                    18 3/16         1,818.75
    200  RAILTEX INC                    18 1/4          3,650.00
  1,000  RAILTEX INC                    18 1/4         18,250.00
                   ***** 01/12 *****
     75  RAILTEX INC                    18 3/16         1,364.06
    140  RAILTEX INC                    18 5/16         2,563.75
  1,000  RAILTEX INC                    18 5/16        18,312.50
                   ***** 01/11 *****
    100  RAILTEX INC                    18 7/16         1,843.75
    300  RAILTEX INC                    18 3/8          5,512.50
    400  RAILTEX INC                    18 5/16         7,325.00
    500  RAILTEX INC                    18 3/8          9,187.50
  1,400  RAILTEX INC                    18 3/8         25,725.00
  3,000  RAILTEX INC                    18 1/4         54,750.00
  3,000  RAILTEX INC                    18 3/8         55,125.00
  4,000  RAILTEX INC                    18 3/8         73,500.00
  5,000  RAILTEX INC                    18 3/8         91,875.00
  5,000  RAILTEX INC                    18 3/8         91,875.00
  8,000  RAILTEX INC                    18 3/8        147,000.00
 10,000  RAILTEX INC                    18 3/8        183,750.00
    200- RAILTEX INC                    18 1/4          3,649.87-
  1,900- RAILTEX INC                    18 5/16        34,792.59-
 10,000- RAILTEX INC                    18 3/8        183,743.87-
                   ***** 01/05 *****
    100- RAILTEX INC                    17 7/8          1,787.44-
    200- RAILTEX INC                    17 7/8          3,574.88-
    300- RAILTEX INC                    18              5,399.82-
    500- RAILTEX INC                    17 15/16        8,968.45-
    900- RAILTEX INC                    18             16,199.46-
  1,000- RAILTEX INC                    17 15/16       17,936.90-
  1,400- RAILTEX INC                    18             25,199.16-
                   ***** 01/04 *****
 17,900  RAILTEX INC                    17 3/4        317,725.00
  1,100  RAILTEX INC                    17 5/8         19,387.50
  1,000- RAILTEX INC                    17 11/16       17,686.91-
  5,000- RAILTEX INC                    17 7/8         89,372.02-
                   ***** 01/03 *****
 15,976- RAILTEX INC                    17.7500       283,574.00-
    400- RAILTEX INC                    17 3/4          7,099.76-
 15,976  RAILTEX INC                    17.7500       283,574.00
                   ***** 12/29 *****
  4,000- RAILTEX INC                    18             71,997.60-
                   ***** 12/28 *****
 25,000  RAILTEX INC                    17 15/16      448,437.50
  2,500- RAILTEX INC                    18             44,998.50-
                   ***** 12/27 *****
    200- RAILTEX INC                    17 7/8          3,574.88-
                   ***** 12/23 *****
  1,000- RAILTEX INC                    17 3/8         17,374.42-
                   ***** 12/21 *****
    100  RAILTEX INC                    17 1/8          1,712.50
    900  RAILTEX INC                    17 1/8         15,412.50
  1,000  RAILTEX INC                    17 1/8         17,125.00
  2,000- RAILTEX INC                    17.1450        34,288.85-
                   ***** 12/20 *****
    300  RAILTEX INC                    17 1/4          5,175.00
  1,000  RAILTEX INC                    16 3/4         16,750.00
 14,600  RAILTEX INC                    17 1/4        251,850.00
    100- RAILTEX INC                    17 1/4          1,724.94-
    100- RAILTEX INC                    17 1/4          1,724.94-
  1,000- RAILTEX INC                    17 5/16        17,311.92-
  6,900- RAILTEX INC                    17.4050       120,090.49-
                   ***** 12/17 *****
    215  RAILTEX INC                    17 3/8          3,735.63
    400  RAILTEX INC                    17 3/8          6,950.00
    800  RAILTEX INC                    17 3/8         13,900.00
  1,500  RAILTEX INC                    17 3/8         26,062.50
  3,000- RAILTEX INC                    17.4050        52,213.26-
                   ***** 12/16 *****
    100  RAILTEX INC                    17 3/8          1,737.50
    500- RAILTEX INC                    17 5/8          8,812.20-
    954- RAILTEX INC                    17 9/16        16,754.07-
  1,000- RAILTEX INC                    17 5/8         17,624.41-
  3,900- RAILTEX INC                    17 5/8         68,735.20-
    100- RAILTEX INC                    17.4050         1,740.44-
                   ***** 12/15 *****
    100  RAILTEX INC                    17 3/8          1,737.50
    100  RAILTEX INC                    17 3/8          1,737.50
  1,680  RAILTEX INC                    17 3/8         29,190.00
 75,000  RAILTEX INC                    17.3958     1,304,685.00
    100- RAILTEX INC                    17 1/2          1,749.94-
  1,000- RAILTEX INC                    17 1/2         17,499.41-
  4,700- RAILTEX INC                    17 1/2         82,247.25-
  5,000- RAILTEX INC                    17 7/16        87,184.59-
 40,000- RAILTEX INC                    17 1/2        699,976.66-
 10,000- RAILTEX INC                    17.4050       174,044.19-
                   ***** 12/14 *****
100,000  RAILTEX INC                    17.3750     1,737,500.00
    100- RAILTEX INC                    17 1/2          1,749.94-
    200- RAILTEX INC                    17 1/2          3,499.88-
    200- RAILTEX INC                    17 1/2          3,499.88-
    400- RAILTEX INC                    17 7/16         6,974.76-
    481- RAILTEX INC                    17 1/2          8,417.21-
    600- RAILTEX INC                    17 5/8         10,574.64-
  1,000- RAILTEX INC                    17 5/8         17,624.41-
  1,000- RAILTEX INC                    17 9/16        17,561.91-
  2,200- RAILTEX INC                    17 1/2         38,498.71-
  5,800- RAILTEX INC                    17 1/2        101,496.61-
  7,500- RAILTEX INC                    17 1/2        131,245.62-
 16,000- RAILTEX INC                    17 7/16       278,990.70-
                   ***** 12/13 *****
 25,000  RAILTEX INC                    17 7/16       435,937.50
    500- RAILTEX INC                    17 1/2          8,749.70-
    700- RAILTEX INC                    17 1/2         12,249.59-
  1,000- RAILTEX INC                    17 1/2         17,499.41-
  1,000- RAILTEX INC                    17 1/2         17,499.41-
  1,000- RAILTEX INC                    17 1/2         17,499.41-
  1,000- RAILTEX INC                    17 1/2         17,499.41-
  1,000- RAILTEX INC                    17 1/2         17,499.41-
  1,000- RAILTEX INC                    17 1/2         17,499.41-
  1,000- RAILTEX INC                    17 1/2         17,499.41-
  1,000- RAILTEX INC                    17 1/2         17,499.41-
  1,000- RAILTEX INC                    17 1/2         17,499.41-
  1,000- RAILTEX INC                    17 1/2         17,499.41-
  1,100- RAILTEX INC                    17 1/2         19,249.35-
  1,200- RAILTEX INC                    17 1/2         20,999.30-
  1,500- RAILTEX INC                    17 1/2         26,249.12-
  2,000- RAILTEX INC                    17 1/2         34,998.83-
  2,700- RAILTEX INC                    17 1/2         47,248.42-
  3,000- RAILTEX INC                    17 1/2         52,498.25-
  4,200- RAILTEX INC                    17 1/2         73,497.55-
  5,000- RAILTEX INC                    17 1/2         87,497.08-
  5,000- RAILTEX INC                    17 1/2         87,497.08-
  5,000- RAILTEX INC                    17 1/2         87,497.08-
  2,500- RAILTEX INC                    17 1/2         43,748.54-
                   ***** 12/10 *****
 75,000  RAILTEX INC                    17.3750     1,303,125.01
    600- RAILTEX INC                    17 1/4         10,349.65-
    600- RAILTEX INC                    17 7/16        10,462.15-
  1,000- RAILTEX INC                    17 7/16        17,436.91-
  1,000- RAILTEX INC                    17 1/4         17,249.42-
  1,000- RAILTEX INC                    17 7/16        17,436.91-
  1,000- RAILTEX INC                    17 7/16        17,436.91-
  1,000- RAILTEX INC                    17 3/8         17,374.42-
  1,400- RAILTEX INC                    17 7/16        24,411.68-
  1,500- RAILTEX INC                    17 7/16        26,155.37-
  1,500- RAILTEX INC                    17 7/16        26,155.37-
  1,700- RAILTEX INC                    17 7/16        29,642.76-
  1,800- RAILTEX INC                    17 7/16        31,386.45-
  2,000- RAILTEX INC                    17 7/16        34,873.83-
  2,300- RAILTEX INC                    17 1/4         39,673.67-
  3,000- RAILTEX INC                    17 7/16        52,310.75-
  3,000- RAILTEX INC                    17 1/4         51,748.27-
  3,000- RAILTEX INC                    17 1/4         51,748.27-
  3,000- RAILTEX INC                    17 7/16        52,310.75-
  5,000- RAILTEX INC                    17 3/8         86,872.10-
  7,000- RAILTEX INC                    17 7/16       122,058.43-
 13,000- RAILTEX INC                    17 7/16       226,679.94-
 10,000- RAILTEX INC                    17 7/16       174,369.18-
                   ***** 12/09 *****
  1,000- RAILTEX INC                    17 3/16        17,186.92-
                   ***** 12/08 *****
  1,000  RAILTEX INC                    17 1/8         17,125.00
  1,300  RAILTEX INC                    17             22,100.00
 50,000  RAILTEX INC                    17.1250       856,250.00
    400- RAILTEX INC                    17 3/8          6,949.76-
 25,000- RAILTEX INC                    17.3000       432,485.58-
  1,500- RAILTEX INC                    17 1/8         25,686.64-
                   ***** 12/07 *****
  4,000  RAILTEX INC                    17 1/8         68,500.00
                   ***** 12/06 *****
    100- RAILTEX INC                    17 1/4          1,724.94-
    400- RAILTEX INC                    17 1/4          6,899.77-
    500- RAILTEX INC                    17 1/4          8,624.71-
    600- RAILTEX INC                    17 1/4         10,349.65-
    600- RAILTEX INC                    17 1/4         10,349.65-
    900- RAILTEX INC                    17 1/4         15,524.48-
  1,000- RAILTEX INC                    17 1/4         17,249.42-
  1,000- RAILTEX INC                    17 1/4         17,249.42-
                   ***** 12/02 *****
    100  RAILTEX INC                    16 3/4          1,675.00
                   ***** 12/01 *****
 25,000  RAILTEX INC                    16 7/8        421,875.00
 25,000- RAILTEX INC                    17            424,985.83-
                   ***** 11/30 *****
  1,200  RAILTEX INC                    16 3/4         20,100.00
 50,000  RAILTEX INC                    16.8750       843,750.01
 50,000- RAILTEX INC                    17            849,971.66
                   ***** 11/24 *****
  4,800- RAILTEX INC                    16.9500        81,357.28
                   ***** 11/23 *****
    100  RAILTEX INC                    16 3/4          1,675.00
    100  RAILTEX INC                    16 3/4          1,675.00
  9,800- RAILTEX INC                    16.9592       166,194.61
                   ***** 11/22 *****
  3,800  RAILTEX INC                    16 15/16       64,362.50
 25,000  RAILTEX INC                    16 7/8        421,875.00
    300- RAILTEX INC                    16 15/16        5,081.08-
 10,800- RAILTEX INC                    17            183,593.88-
                   ***** 11/19 *****
200,000  RAILTEX INC                    16 3/4      3,350,000.00
 31,000- RAILTEX INC                    16.7900       520,472.65-
 73,500- RAILTEX INC                    16.8500     1,238,433.71-
                   ***** 11/17 *****
  1,400  RAILTEX INC                    16 1/8         22,575.00
                    ***** 11/16 *****
  1,097  RAILTEX INC                    15 7/8         17,414.88
    100- RAILTEX INC                    16 1/16         1,606.19-
  1,100- RAILTEX INC                    16             17,599.41-
                   ***** 11/12 *****
  2,500  RAILTEX INC                    15 7/8         39,687.50
  3,403  RAILTEX INC                    15 3/4         53,597.25
  2,500- RAILTEX INC                    15.9050        39,761.17-
  3,403- RAILTEX INC                    15.7800        53,697.55-
                   ***** 11/11 *****
    100  RAILTEX INC                    15 7/8          1,587.50
    100- RAILTEX INC                    15.9050         1,590.44-
                   ***** 11/10 *****
    200  RAILTEX INC                    15 7/8          3,175.00
    600  RAILTEX INC                    15 7/8          9,525.00
    800- RAILTEX INC                    15.9050        12,723.57-
                   ***** 11/09 *****
    200  RAILTEX INC                    15 7/8          3,175.00
  1,897  RAILTEX INC                    15 7/8         30,114.88
      7- RAILTEX INC                    15 15/16          111.55-
  2,097- RAILTEX INC                    15.9050        33,351.67-
                   ***** 11/01 *****
    100  RAILTEX INC                    15 7/8          1,587.50
    100  RAILTEX INC                    15 3/4          1,575.00
  1,300  RAILTEX INC                    15 15/16       20,718.75
    100- RAILTEX INC                    15.7800         1,577.94-
                   ***** 10/29 *****
    100  RAILTEX INC                    15 15/16        1,593.75
  1,000  RAILTEX INC                    15 3/4         15,750.00
  1,800  RAILTEX INC                    15 15/16       28,687.50
  2,000  RAILTEX INC                    15 7/8         31,750.00
  1,000- RAILTEX INC                    15.7800        15,779.47-
  2,000- RAILTEX INC                    15.8950        31,788.94-
                   ***** 10/28 *****
    400  RAILTEX INC                    16 5/16         6,525.00
  2,901  RAILTEX INC                    16 1/4         47,141.25
  6,400  RAILTEX INC                    16 1/4        104,000.00
    400- RAILTEX INC                    16 5/16         6,524.78-
  2,901- RAILTEX INC                    16 1/4         47,139.67-
                   ***** 10/27 *****
  1,000  RAILTEX INC                    16 7/16        16,437.50
  1,026  RAILTEX INC                    16.4175        16,844.35
     43- RAILTEX INC                    16 7/16           706.78-
  1,026- RAILTEX INC                    16.4575        16,884.83-
                    ***** 10/26 *****
  1,000  RAILTEX INC                    16 3/4         16,750.00
  2,000  RAILTEX INC                    16 13/16       33,625.00
  3,000  RAILTEX INC                    16 1/2         49,500.00
 25,000  RAILTEX INC                    16 3/4        418,750.00
  8,200- RAILTEX INC                    16.8500       138,165.39-
  1,000- RAILTEX INC                    16.7700        16,769.44-
  2,000- RAILTEX INC                    16.8325        33,663.87-
  3,000- RAILTEX INC                    16.5200        49,558.34-
                   ***** 10/25 *****
    200  RAILTEX INC                    16 3/4          3,350.00
    200  RAILTEX INC                    16 5/8          3,325.00
    893  RAILTEX INC                    16 3/4         14,957.75
    900  RAILTEX INC                    16 5/8         14,962.50
    900  RAILTEX INC                    16 5/8         14,962.50
      1- RAILTEX INC                    16 7/8             16.87-
    124- RAILTEX INC                    16 3/4          2,076.93-
  2,000- RAILTEX INC                    16.6450        33,288.89-
  3,000- RAILTEX INC                    16.7700        50,308.32-
                   ***** 10/22 *****
    100  RAILTEX INC                    16 9/16         1,656.25
    184  RAILTEX INC                    16 5/8          3,059.00
                   ***** 10/21 *****
    100  RAILTEX INC                    16 5/8          1,662.50
    100  RAILTEX INC                    16 5/8          1,662.50
    100  RAILTEX INC                    16 5/8          1,662.50
    100  RAILTEX INC                    16 9/16         1,656.25
    275  RAILTEX INC                    16 9/16         4,554.69
    500  RAILTEX INC                    16 11/16        8,343.75
  1,000  RAILTEX INC                    16 9/16        16,562.50
 25,000  RAILTEX INC                    16 3/4        418,750.00
  9,000- RAILTEX INC                    16 13/16      151,307.45-
     85  RAILTEX INC                    16 9/16         1,407.81
  1,500  RAILTEX INC                    16 9/16        24,843.75
  5,000  RAILTEX INC                    16 5/8         83,125.00
  4,000- RAILTEX INC                    16 5/8         66,497.78-
                   ***** 10/19 *****
    100  RAILTEX INC                    16 3/4          1,675.00
    200  RAILTEX INC                    16 3/4          3,350.00
    900  RAILTEX INC                    16 11/16       15,018.75
  1,000  RAILTEX INC                    16 5/8         16,625.00
  1,000  RAILTEX INC                    16 11/16       16,687.50
  1,000  RAILTEX INC                    16 3/4         16,750.00
  1,000  RAILTEX INC                    16 3/4         16,750.00
  3,000  RAILTEX INC                    16 11/16       50,062.50
  3,100  RAILTEX INC                    16 11/16       51,731.25
  3,200  RAILTEX INC                    16 5/8         53,200.00
  4,000  RAILTEX INC                    16 3/4         67,000.00
  4,000  RAILTEX INC                    16 3/4         67,000.00
  4,800  RAILTEX INC                    16 11/16       80,100.00
  5,000  RAILTEX INC                    16 11/16       83,437.50
 10,000  RAILTEX INC                    16 5/8        166,250.00
 10,787  RAILTEX INC                    16 5/8        179,333.88
    100- RAILTEX INC                    16 9/16         1,656.19-
    100- RAILTEX INC                    16 9/16         1,656.19-
  1,000- RAILTEX INC                    16 9/16        16,561.94-
  7,000- RAILTEX INC                    16.7200       117,036.09-
 13,000- RAILTEX INC                    16.6700       216,702.77-
                   ***** 10/18 *****
    100  RAILTEX INC                    16 7/8          1,687.50
    500  RAILTEX INC                    16 7/8          8,437.50
    900  RAILTEX INC                    16 7/8         15,187.50
  1,000  RAILTEX INC                    16 11/16       16,687.50
  1,000  RAILTEX INC                    16 11/16       16,687.50
  1,000  RAILTEX INC                    16 13/16       16,812.50
  1,000  RAILTEX INC                    16 11/16       16,687.50
  1,500  RAILTEX INC                    16 11/16       25,031.25
  1,600  RAILTEX INC                    16 7/8         27,000.00
  2,000  RAILTEX INC                    16 7/8         33,750.00
  3,000  RAILTEX INC                    16 11/16       50,062.50
  3,500  RAILTEX INC                    16 7/8         59,062.50
  4,500  RAILTEX INC                    16 3/4         75,375.00
  5,400  RAILTEX INC                    16 11/16       90,112.50
                   ***** 10/15 *****
     10  RAILTEX INC                    17                170.00


                         (Various Discretionary Accounts)
                    ***** 01/11 *****
  1,512  RAILTEX INC                    18 3/8         27,783.00
  5,488  RAILTEX INC                    18 3/8        100,842.00
  3,000  RAILTEX INC                    18 3/8         55,125.00
                   ***** 12/29 *****
  1,700  RAILTEX INC                    18             30,600.00
  2,300  RAILTEX INC                    18             41,400.00
                   ***** 12/15 *****
  2,304  RAILTEX INC                    17 7/16        40,176.00
  2,696  RAILTEX INC                    17 7/16        47,011.50
                   ***** 12/14 *****
    600  RAILTEX INC                    17 7/16        10,462.50
    600  RAILTEX INC                    17 7/16        10,462.50
    600  RAILTEX INC                    17 7/16        10,462.50
 14,200  RAILTEX INC                    17 7/16       247,612.50
                   ***** 12/13 *****
  2,500  RAILTEX INC                    17 1/2         43,750.00
                   ***** 12/01 *****
  1,452  RAILTEX INC                    16 15/16       24,593.25
                   ***** 11/19 *****
  2,341  RAILTEX INC                    16.7900        39,305.39
  4,982  RAILTEX INC                    16.7900        83,647.78
  2,847  RAILTEX INC                    16.7900        47,801.13
  3,920  RAILTEX INC                    16.7900        65,816.80
  5,497  RAILTEX INC                    16.7900        92,294.63
  9,961  RAILTEX INC                    16.7900       167,245.19
                   ***** 10/20 *****
  2,002  RAILTEX INC                    16.7200        33,473.44
  4,998  RAILTEX INC                    16.7200        83,566.56
                   ***** 10/19 *****
  3,713  RAILTEX INC                    16.6700        61,895.71
  9,287  RAILTEX INC                    16.6700       154,814.29



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).